UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

333-128722-04
333-128722
(Commission File Numbers)

CAPITAL ONE PRIME AUTO RECEIVABLES TRUST 2006-2
CAPITAL ONE AUTO RECEIVABLES, LLC

(Exact name of registrants as specified in their respective charters)

140 East Shore Drive
Room 1052-D
Glen Allen, Virginia 23059
(804) 290-6736
(Address, including zip code, and telephone number,
including area code, of Registrant’s Principal Executive Offices)

Capital One Prime Auto Receivables Trust 2006-2, Class A-1 Asset-Backed Notes,
Class A-2 Asset Backed Notes, Class A-3 Asset Backed Notes, Class A-4 Asset Backed Notes and
Class B Asset Backed Notes
(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a
duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12g-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☒
Rule 12h-3(b)(1)(i)	☐

Approximate number of holders of record as of the certification or notice date:  45

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Capital One Auto Receivables, LLC, as Registrant, and Capital One Prime Auto Receivables Trust 2006-2, as Co-Registrant, have each duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized persons.

Date:       January 29, 2007

By: /s/ Albert A. Ciafre
Capital One Auto Receivables, LLC, as Registrant

Name: Albert A. Ciafre
Title: Assistant Vice President

By: /s/ Steve Richter
Capital One Auto Finance, Inc., as Administrator for Capital One Prime Auto Receivables Trust 2006-2, as Co-Registrant

Name: Steve Richter
Title: Assistant Vice President